August 28, 2018

Jeffrey Parker
Chief Executive Officer
ParkerVision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, FL 32256

       Re: ParkerVision, Inc.
           Registration Statement on Form S-1
           Filed on August 9, 2018
           File No. 333-226738

Dear Mr. Parker:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, file no. 333-226738

Securities Purchase Agreement, page 3

1. We note that the PIPE Agreement provides that on the day following the effectiveness of the registration statement Aspire Capital will purchase 2,500,000 shares of your common stock, provided that the closing price of your common stock on that date is equal to or greater than $0.50 per share. Because of this condition, the investor is not irrevocably bound to purchase a set number of securities for a set purchase price at effectiveness. As a result, please revise your registration statement to identify Aspire Capital as an underwriter, as opposed to "may be deemed" an underwriter. Please see C&DI 139.11
       (Securities Act Sections), publicly available on the Commission's website for further
 Jeffrey Parker
ParkerVision, Inc.
August 28, 2018
Page 2
         guidance.
The issuance of debt securities or additional equity securities may impose covenants or restrictions..., page 6

2. We note your discussion of dilution in the third sentence of this risk factor. Please revise to specifically address the dilutive effect of your equity line agreement with Aspire
         Capital (approximately 3.7 million shares issued to date) and potential dilutive effect related to future issuances over the remaining term of this agreement. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Larry Spirgel, Assistant
Director, at 202-551-3815 with any questions.



FirstName LastNameJeffrey Parker                               Sincerely,
Comapany NameParkerVision, Inc.
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Corporation Finance
August 28, 2018 Page 2                                         Office of
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